UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(AMENDMENT NO. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMPRIUS TECHNOLOGIES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

PRIVATE WARRANTS TO PURCHASE COMMON STOCK AT AN EXERCISE PRICE OF $11.50 PER SHARE

PUBLIC WARRANTS TO PURCHASE COMMON STOCK AT AN EXERCISE PRICE OF $11.50 PER SHARE

(Title of Class of Securities)

N/A

03214Q 116

(CUSIP Number of Class of Securities)

Dr. Kang Sun

Chief Executive Officer

Amprius Technologies, Inc.

1180 Page Avenue

Fremont, California 94538

Telephone: (800) 425-8803

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH A COPY TO:

Michael J. Danaher

Mark B. Baudler

Austin D. March

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

Telephone: (650) 493-9300

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (together with any exhibits and annexes attached hereto, this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 13, 2024 (the “Original Schedule TO”), as amended by Amendment No. 1 to the Original Schedule TO filed with the SEC on June 4, 2024 (as so amended, the “Schedule TO”) by Amprius Technologies, Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), relating to an offer by the Company to the holders of the Offering Warrants to exercise for cash (and not on a cashless basis) the Offering Warrants at a temporarily reduced exercise price of $1.10 per Offering Warrant, upon the terms and subject to the conditions set forth in the Offer to Exercise Warrants to Purchase Common Stock of Amprius Technologies, Inc. dated May 13, 2023 (as amended, the “Offer to Exercise”) filed as Exhibit (a)(1)(B) to the Original Schedule TO.

This Amendment No. 2 should be read together with the Schedule TO and its exhibits. This Amendment No. 2 is made to amend and supplement certain items of the Schedule TO. Only those items being amended are reported in this Amendment No. 2. Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

This Amendment No. 2 is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) of the Exchange Act.

Amendments to the Schedule TO

ITEM 4 (Terms of the Transaction) to the Schedule TO is hereby amended and supplemented to include the following:

(a)–(b) The Offer to Exercise expired at 5:00 p.m. (Eastern Time) on June 11, 2024 (the “Expiration Date”). 13,075,664 Offering Warrants to purchase an aggregate of 13,075,664 shares of Common Stock were tendered and exercised for aggregate gross proceeds to the Company of approximately $14.4 million, before deducting information agent fees and other expenses. Offering Warrants that were not tendered and exercised remain in effect at the original exercise price of $11.50 per share of Common Stock.

ITEM 8 (Interests in Securities of the Subject Company) to the Schedule TO is hereby amended and supplemented to include the following:

(a) The 13,075,664 Offering Warrants accepted by the Company did not include any of the 4,700,000 Offering Warrants held by Kensington Capital Partners, LLC.

ITEM 11 (Additional Information) to the Schedule TO is hereby amended and supplemented to include the following:

(c) On June 12, 2024, the Company issued a press release announcing the final results of the Offer to Exercise, which expired at 5:00 p.m. (Eastern Time) on June 11, 2024. A copy of the press release is filed as Exhibit (a)(5)(D) to this Amendment No. 2 and is incorporated by reference herein.

ITEM 12 (Exhibits) to the Schedule TO is hereby amended and supplemented to include the following:

(a)	(5)(D) Press release, dated June 12, 2024.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2024	AMPRIUS TECHNOLOGIES, INC.

	By:	/s/ Kang Sun
	Name:	Dr. Kang Sun
	Title:	Chief Executive Officer

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